UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AmSurg Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03232P405

(CUSIP Number)

July 16, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03232P405	13G

1.	Name of Reporting Persons: Hellman & Friedman LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 4,509,213
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 4,509,213
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,509,213
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 9.38%(1)
12.	Type of Reporting Person (See Instructions): OO

(1)	Based upon 42,346,203 shares of Issuer’s Common Stock (“Shares”) outstanding as of the open of business on July 16, 2014, as disclosed in the Notice of Outstanding Shares that was delivered by the Issuer to Sunbeam Holdings, L.P. (“Sunbeam”) on July 15, 2014 pursuant to the Purchase Agreement and Agreement and Plan of Merger, dated as of May 29, 2014 (as amended, the “Merger Agreement”), among the Issuer, Sunbeam and the other parties thereto, plus an aggregate total of 5,713,909 Shares issued pursuant to the Merger Agreement on July 16, 2014 to the former unitholders of Sunbeam Holdings, L.P. (an aggregate of 48,060,112 Shares).

CUSIP No. 03232P405	13G

1.	Name of Reporting Persons: Hellman & Friedman Investors VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 4,509,213
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 4,509,213
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,509,213
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 9.38%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)	Based upon 42,346,203 Shares outstanding as of the open of business on July 16, 2014, as disclosed in the Notice of Outstanding Shares that was delivered by the Issuer to Sunbeam on July 15, 2014 pursuant to the Merger Agreement, plus an aggregate total of 5,713,909 Shares issued pursuant to the Merger Agreement on July 16, 2014 to the former unitholders of Sunbeam (an aggregate of 48,060,112 Shares).

CUSIP No. 03232P405	13G

1.	Name of Reporting Persons: Hellman & Friedman Capital Partners VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,566,746
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,566,746
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,566,746
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.42%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)	Based upon 42,346,203 Shares outstanding as of the open of business on July 16, 2014, as disclosed in the Notice of Outstanding Shares that was delivered by the Issuer to Sunbeam on July 15, 2014 pursuant to the Merger Agreement, plus an aggregate total of 5,713,909 Shares issued pursuant to the Merger Agreement on July 16, 2014 to the former unitholders of Sunbeam (an aggregate of 48,060,112 Shares).

CUSIP No. 03232P405	13G

1.	Name of Reporting Persons: Hellman & Friedman Capital Partners VI (Parallel), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 928,490
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 928,490
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 928,490
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 1.93%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)	Based upon 42,346,203 Shares outstanding as of the open of business on July 16, 2014, as disclosed in the Notice of Outstanding Shares that was delivered by the Issuer to Sunbeam on July 15, 2014 pursuant to the Merger Agreement, plus an aggregate total of 5,713,909 Shares issued pursuant to the Merger Agreement on July 16, 2014 to the former unitholders of Sunbeam (an aggregate of 48,060,112 Shares).

CUSIP No. 03232P405	13G

1.	Name of Reporting Persons: Hellman & Friedman Capital Executives VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 13,031
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 13,031
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,031
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.03%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)	Based upon 42,346,203 Shares outstanding as of the open of business on July 16, 2014, as disclosed in the Notice of Outstanding Shares that was delivered by the Issuer to Sunbeam on July 15, 2014 pursuant to the Merger Agreement, plus an aggregate total of 5,713,909 Shares issued pursuant to the Merger Agreement on July 16, 2014 to the former unitholders of Sunbeam (an aggregate of 48,060,112 Shares).

CUSIP No. 03232P405	13G

1.	Name of Reporting Persons: Hellman & Friedman Capital Associates VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 946
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 946
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 946
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.00%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)	Based upon 42,346,203 Shares outstanding as of the open of business on July 16, 2014, as disclosed in the Notice of Outstanding Shares that was delivered by the Issuer to Sunbeam on July 15, 2014 pursuant to the Merger Agreement, plus an aggregate total of 5,713,909 Shares issued pursuant to the Merger Agreement on July 16, 2014 to the former unitholders of Sunbeam (an aggregate of 48,060,112 Shares).

CUSIP No. 03232P405	13G

1.	Name of Reporting Persons: Sunbeam GP Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 11
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 11
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.00%(1)
12.	Type of Reporting Person (See Instructions): OO

(1)	Based upon 42,346,203 Shares outstanding as of the open of business on July 16, 2014, as disclosed in the Notice of Outstanding Shares that was delivered by the Issuer to Sunbeam on July 15, 2014 pursuant to the Merger Agreement, plus an aggregate total of 5,713,909 Shares issued pursuant to the Merger Agreement on July 16, 2014 to the former unitholders of Sunbeam (an aggregate of 48,060,112 Shares).

Item 1.

(a)	Name of Issuer:

AmSurg Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

20 Burton Hills Boulevard

Nashville, Tennessee 37215

Item 2.

(a)	Name of Person Filing:

Hellman & Friedman LLC (“H&F LLC”)

Hellman & Friedman Investors VI, L.P. (“Investors VI”)

Hellman & Friedman Capital Partners VI, L.P. (“HFCP VI”)

Hellman & Friedman Capital Partners VI (Parallel), L.P. (“HFCP VI Parallel”)

Hellman & Friedman Capital Executives VI, L.P. (“HFC Executives VI”)

Hellman & Friedman Capital Associates VI, L.P., (“HFC Associates VI”)

Sunbeam GP Holdings LLC (“Sunbeam GP”)

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b)	Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing:

c/o Hellman & Friedman LLC

One Maritime Plaza, 12th Floor

San Francisco, California 94111

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Common Stock (the “Shares”)

(e)	CUSIP Number:

03232P405

Item 3.

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the date hereof, (i) the Reporting Persons hold an aggregate of 4,509,213 Shares, (ii) HFCP VI holds 3,566,735 Shares directly, (iii) HFCP VI Parallel holds 928,490 Shares directly, (iv) HFC Executives VI holds 13,031 Shares directly, (v) HFC Associates VI holds 946 Shares directly and (vi) Sunbeam GP holds 11 Shares directly.

HFCP VI is the sole managing member of Sunbeam GP. Investors VI is the sole general partner of each of HFCP VI, HFCP VI Parallel, HFC Executives VI and HFC Associates VI (collectively, the “H&F Partnerships”). H&F LLC is the sole general partner of Investors VI.

Based upon the foregoing, as of the date hereof, (i) each of H&F LLC and Investors VI may be deemed to be the beneficial owner of 4,509,213 Shares, (ii) HFCP VI may be deemed to be the beneficial owner of 3,566,746 Shares, (iii) HFCP VI Parallel may be deemed to be the beneficial owner of 928,490 Shares, (iv) HFC Executives VI may be deemed to be the beneficial owner of 13,031 Shares, (v) HFC Associates VI may be deemed to be the beneficial owner of 946 Shares and (vi) Sunbeam GP may be deemed to be the beneficial owner of 11 Shares.

A four person investment committee of H&F LLC has power to vote or to direct the vote of, and to dispose or to direct the disposition of, Shares that are beneficially owned by H&F LLC, Investors VI, the H&F Partnerships and Sunbeam GP. Each member of the investment committee of H&F LLC disclaims beneficial ownership of all Shares beneficially owned by H&F LLC, Investors VI, the H&F Partnerships and Sunbeam GP, except to the extent of such member’s respective pecuniary interest therein, if any.

(b)	Percent of class:

See Item 11 on the cover pages hereto.

(c)	Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See Item 5 on the cover pages hereto.

(ii) Shared power to vote or to direct the vote:

See Item 6 on the cover pages hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 on the cover pages hereto.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on the cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2014

HELLMAN & FRIEDMAN CAPITAL PARTNERS VI, L.P.

By: Hellman & Friedman Investors VI, L.P., its general partner

By: Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

HELLMAN & FRIEDMAN CAPITAL PARTNERS VI (PARALLEL), L.P.

By: Hellman & Friedman Investors VI, L.P., its general partner

By: Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

HELLMAN & FRIEDMAN CAPITAL EXECUTIVES VI, L.P.

By: Hellman & Friedman Investors VI, L.P., its general partner

By: Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

HELLMAN & FRIEDMAN CAPITAL ASSOCIATES VI, L.P.

By: Hellman & Friedman Investors VI, L.P., its general partner

By: Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

SUNBEAM GP HOLDINGS LLC

By: Hellman & Friedman Capital Partners VI, L.P., its sole managing member

By: Hellman & Friedman Investors VI, L.P., its general partner

By: Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, dated as of July 25, 2014, by and among Hellman & Friedman LLC, Hellman & Friedman Investors VI, L.P., Hellman & Friedman Capital Partners VI, L.P., Hellman & Friedman Capital Partners VI (Parallel), L.P., Hellman & Friedman Capital Executives VI, L.P., Hellman & Friedman Capital Associates VI, L.P. and Sunbeam GP Holdings LLC.